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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Obie Media Corporation

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

674391-10-7

(Cusip Number)

Kevin P. Reilly, Jr.
President and Chief Executive Officer
Lamar Advertising Company
5551 Corporate Boulevard
Baton Rouge, Louisiana 70808
(225) 926-1000

Copy to:
Matthew J. Gardella, Esq.
Palmer & Dodge LLP
111 Huntington Avenue
Boston, MA 02199
(617) 239-0100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 674391-10-7			Page 2 of 9

1.	Name of Reporting Person: Lamar Advertising Company		I.R.S. Identification Nos. of above persons (entities only): 72-1449411

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,653,147 (See Item 5)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,653,147 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 27.5%

14.	Type of Reporting Person (See Instructions): CO

2

CUSIP NO. 674391-10-7	13D	Page 3 of 9 Pages

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the common stock, no par value (“Issuer Common Stock”), of Obie Media Corporation, an Oregon corporation (“Issuer”). The principal executive offices of the Issuer are located at 4211 West 11th Avenue, Eugene, Oregon 97402.

Item 2. Identity and Background.

     The person filing this statement is Lamar Advertising Company, a Delaware corporation (“Lamar”). Lamar is a publicly-held advertising company with its principal executive office located at 5551 Corporate Boulevard, Baton Rouge, Louisiana 70808. To the best of Lamar’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Lamar:

(a)	name;

(b)	business address;

(c)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(f)	citizenship.

     (d) and (e) During the last five years, neither Lamar nor, to the best of Lamar’s knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On September 17, 2004, Lamar, OMC Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Lamar (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the parties will effect a business combination through a merger of the Issuer with and into the Merger Sub (the “Merger”). Consummation of the Merger is subject to the adoption of the Merger Agreement by the Issuer stockholders.

      Under the terms of the Merger Agreement, Lamar will acquire all of the Issuer’s outstanding stock for approximately $43 million, or approximately $7.00 per share of Issuer Common Stock. At the effective time of the Merger, all shares of Issuer Common Stock will convert into shares of Lamar Class A common stock. Lamar expects to issue an aggregate of approximately 1.0 million shares of Lamar Class A common stock in the Merger, based on today’s closing stock price. Under the terms of the Merger Agreement, Lamar may elect to pay a portion of the purchase price in cash if the average closing trading price per share of the Lamar Class A common stock leading up to the closing of the Merger is $30 or less. Pursuant to the Merger Agreement, no fractional shares of Lamar Class A common stock will be issued in the Merger, and each stockholder of the Issuer who would otherwise be entitled to

CUSIP NO. 674391-10-7	13D	Page 4 of 9 Pages

receive a fractional share of Lamar Class A common stock will instead receive a cash amount equal to such fractional part of a share of Lamar Class A common stock multiplied by the average of the closing sales prices of a share of Lamar Class A common stock as reported by the Dow Jones Quotation Service for the 20 trading days immediately preceding the third calendar day immediately preceding the closing date of the Merger.

     In connection with the Merger Agreement, and as an inducement for Lamar to enter into the Merger Agreement, Brian B. Obie, the President, Chairman and Chief Executive Officer of the Issuer (the “Stockholder”), entered into a Voting Agreement (as defined in Item 4 below) with Lamar and has, by executing the Voting Agreement, irrevocably appointed Lamar (or any nominee of Lamar) as his lawful attorney and proxy. Such proxy gives Lamar the limited right to vote the Issuer Common Stock hold by the Stockholder in all matters related to the Merger.

     References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement included as Exhibits 1 and 2 to this Schedule 13D, and which are incorporated herein in their entirety by this reference.

Item 4. Purpose of Transaction.

     (a) and (b) The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

     In connection with the Merger Agreement, and as an inducement for Lamar to enter into the Merger Agreement, the Stockholder entered into a voting agreement, dated as of September 17, 2004, with Lamar and Merger Sub (the “Voting Agreement”). Pursuant to the Voting Agreement, the Stockholder agreed to (i) vote an aggregate of at least 1,653,147 shares of the Issuer Common Stock in favor of the Merger, against any competing proposals and on related matters and (ii) not to transfer, sell, exchange, pledge, or otherwise dispose of or encumber such shares. Pursuant to the Voting Agreement, Stockholder granted Lamar or its designee an irrevocable proxy to vote the Issuer Common Stock held by the Stockholder in all matters related to the Merger. The Voting Agreement terminates upon the earlier to occur of (x) the termination of the Merger Agreement, (y) the mutual agreement of the parties to terminate the Voting Agreement, or (z) the effective time of the Merger. Lamar did not pay additional consideration to the Stockholder in connection with their execution and delivery of the Voting Agreement.

     By virtue of the Voting Agreement, Lamar may be deemed to share with the Stockholder the power to vote the shares of Issuer Common Stock subject to the Voting Agreement. However, Lamar does not have any right to dispose (or direct the disposition of) any shares of Issuer Common Stock covered by the Voting Agreement. Accordingly, Lamar expressly disclaims beneficial ownership of all such shares.

     (c) Not applicable.

     (d) Upon consummation of the Merger, as contemplated in the Merger Agreement, the officers and directors of Merger Sub immediately prior to the effective time of the Merger will be the officers and directors of the surviving corporation.

CUSIP NO. 674391-10-7	13D	Page 5 of 9 Pages

     (e) Other than as described above, not applicable.

     (f) Not applicable.

     (g) Upon the consummation of the Merger, the Certificate of Incorporation and By-laws of Merger Sub, will be the Certificate of Incorporation and By-laws of the surviving corporation until thereafter changed as provided therein or by applicable law.

     (h) and (i) Upon the consummation of the Merger, it is expected that the shares of Issuer Common Stock will become eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and delisted from the Nasdaq Small Cap Market.

     (j) Other than as described above, Lamar currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although Lamar reserves the right to develop such plans).

     References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement included as Exhibits 1 and 2 to this Schedule 13D, and which are incorporated herein in their entirety by this reference.

Item 5. Interest in Securities of the Issuer.

     (a) and (b) The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference.

     The aggregate number of shares of Issuer Common Stock covered by the Voting Agreement is at least 1,653,147, representing approximately 27.5% of the voting power of the 6,001,442 shares of Issuer Common Stock outstanding as of September 17, 2004, as represented by the Issuer in the Merger Agreement. In addition, the Voting Agreement covers shares which may be acquired by the Stockholder, whether upon the exercise of options, warrants, conversion of convertible securities or otherwise. Based on the foregoing, Lamar may be deemed for purposes of Section 13(d) of the Exchange Act to be the beneficial owner of at least 1,653,147 shares of Issuer Common Stock, which represents approximately 27.5% of the outstanding shares of Issuer Common Stock.

     Except as otherwise set forth in this Schedule 13D, to the best of Lamar’s knowledge as of the date hereof, neither Lamar nor any of the individuals named in Schedule I hereto, owns any shares of Issuer Common Stock.

     (c) To the best of Lamar’s knowledge as of the date hereof, neither Lamar nor any of the individuals named in Schedule I hereto, has effected any transaction in Issuer Common Stock during the past 60 days.

     (d) To the best of Lamar’s knowledge as of the date hereof, neither Lamar nor any of the individuals named on Schedule I attached hereto, has or knows any other person who has the

CUSIP NO. 674391-10-7	13D	Page 6 of 9 Pages

right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Issuer Common Stock beneficially owned by Lamar.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference.

     Copies of the Merger Agreement and the Voting Agreement is included as Exhibits 1 and 2 to this Schedule 13D. To the best of Lamar’s knowledge, except as described in this Schedule 13D, there are currently no contracts, arrangements, understandings or relationships among the persons named in Schedule I, and between any such person or any person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

1	Agreement and Plan of Merger, dated as of September 17, 2004, by and among Lamar Advertising Company, OMC Acquisition Corporation and Obie Media Corporation.

2	Form of Voting Agreement, dated as of September 17, 2004, between Lamar Advertising Company, OMC Acquisition Corporation and Brian B. Obie.

CUSIP NO. 674391-10-7	13D	Page 7 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 27, 2004	LAMAR ADVERTISING COMPANY

	By	/s/ Keith A. Istre Name: Keith A. Istre Title: Treasurer and Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description
1	Agreement and Plan of Merger, dated as of September 17, 2004, by and among Lamar Advertising Company, OMC Acquisition Corporation and Obie Media Corporation.
2	Form of Voting Agreement, dated as of September 17, 2004, between Lamar Advertising Company, OMC Acquisition Corporation and Brian B. Obie.

Schedule I

     The name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Lamar is set forth below. Unless otherwise indicated, each executive officer and director is a citizen of the United States and has as his or her principal business address 5551 Corporate Boulevard, Baton Rouge, Louisiana 70808.

Name and Title	Present Principal Occupation and Name of Employer
Kevin P. Reilly, Jr. Chairman, President and Chief Executive Officer	Chairman, President and Chief Executive Officer of Lamar Advertising Company

Charles W. Lamar, III Director	Chairman and Chief Executive Officer of Woodlawn Land Company, a commercial real estate company.

Anna Reilly Cullinan Director	Director of St. Joseph Capital Bank, South Bend, Indiana.

Stephen P. Mumblow Director	President of Manhan Media, Inc., an investment company in broadcasting and other media concerns.

John Maxwell Hamilton Director	Dean of the Manship School of Mass Communications of Louisiana State University.

Thomas V. Reifenheiser Director

Robert M. Jelenic Director	President and Chief Executive Officer of the Journal Register Company.

Sean E. Reilly Vice President and Chief Operating Officer	Vice President and Chief Operating Officer of Lamar Advertising Company

Keith A. Istre Treasurer and Chief Financial Officer	Treasurer and Chief Financial Officer of Lamar Advertising Company